March 22, 2012

BY EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:    Mr. Kevin L. Vaughn, Accounting Branch Chief
Skyworks Solutions, Inc.
Form 10-K for the year ended September 30, 2011
Filed November 28, 2011
Amendment No. 1 to Form 10-K for the year ended September 30, 2011
Filed January 30, 2012
Form 10-Q for the quarterly period ended December 30, 2011
Filed February 7, 2012
File No. 001-5560

Ladies and Gentlemen:
Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated February 23, 2012 from Kevin L. Vaughn of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to David J. Aldrich, Chief Executive Officer of Skyworks. Our responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff’s letter. For your reference, your comments are reproduced in italics and our responses are set forth below such comment in standard type.
The Company’s response is as follows:

United States Securities And Exchange Commission
March 22, 2012

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24.

1.
We note your disclosures on page 26 related to the increase in your revenues. We further note that there is no indication of how unit volumes and/or changes in selling prices attributed to the increase. Please revise your future filings to separately quantify the effects of volume and pricing changes on your results of operations. Please also revise statements like the “growth in our core business” mentioned in your most recent Form 10-Q to explain clearly the causes underlying the changes you note. Further, when you attribute changes in your margin to shifting product mix, please revise to clarify how that mix has shifted. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:
In future filings, the Company will expand its narrative discussion of material changes in revenues and margin to enhance its explanation of the causes underlying changes in the Company’s revenues and margin. In view of (1) the fact that the Company is continuously introducing new products, many of which have short life cycles, sometimes less than a year, and (2) the fact that the Company’s product portfolio is broad with high variability in selling prices, the quantification of aggregate changes in product price/mix and unit volumes on the Company’s results would not meaningfully enhance users' understanding of the results of operations. However, the Company will in future filings, provide a qualitative assessment on the relative effects of material changes in unit volume and product price/mix on its results of operations. The Company will also clarify how product mix has shifted when it attributes significant changes in its margin to such shifts.
Item 8. Financial Statements and Supplementary Data, page 36
Note 2. Summary of Significant Accounting Policies, page 42
-Share-Based Compensation, page 44

2.
We note your disclosures on page 45 that you utilize the Monte Carlo simulation method to fair value complex awards with market-based performance conditions. Please revise your future filings to disclose the significant assumptions utilized in this model and how the underlying assumptions were developed:

Response:
The Company supplementally advises the Staff that the complex share-based compensation awards with market-based performance conditions for which a Monte

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March 22, 2012

Carlo simulation method was utilized have been fully expensed in prior periods and the Company no longer uses this method for current awards. In future filings, to the extent that the Company uses a Monte Carlo simulation to fair value complex share-based compensation awards with market-based performance conditions, the Company will disclose the significant assumptions underlying the Monte Carlo simulation method used, as well as how such assumptions were developed by the Company.
Note 5. Fair Value, page 49

3.
We note that you have recorded $59.4 million of contingent consideration liability related to your 2011 business combinations and classified this contingent consideration as Level 3 in the fair value hierarchy. We further note that you have utilized a discounted cash flow model and similar techniques to value this contingent consideration. Please revise your future filings to disclose the significant assumptions utilized in this model and how the underlying assumptions were developed.

Response:
In future filings, the Company will provide expanded disclosure of the underlying assumptions utilized in any discounted cash flow model (or any relevant similar techniques) utilized to value the contingent consideration liability related to the Company’s business combinations, as well as how such assumptions were developed by the Company.
Note 14. Contingencies, page 61

4.
We note your disclosures related to your outstanding litigations, claims, and assertions. Please revise your future filings to disclose the amount accrued, if any, related to these proceedings to the extent that it may be necessary for the financial statements not to be misleading. Please refer to 450-20-50-1 of the FASB Accounting Standards Codification.

Response:
In future filings, the Company will disclose the amount accrued, if any, related to its outstanding litigations, claims, and assertions, to the extent that such disclosure may be necessary for the Company’s financial statements not to be misleading, in accordance with 450-20-50 of the FASB Accounting Standards Codification.
The Company supplementally advises the Staff that the contingencies disclosed in Note 14 on Form 10-K for the year ended September 30, 2011 (the “Form 10-K”) were assessed by the Company prior to the filing. An estimated range of losses was quantified and deemed to be reasonably possible. None of the matters were considered to be probable, and accordingly, no amounts were accrued for the year-ended September 30,

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2011. Further, the estimated range of losses, in aggregate, for outstanding contingencies disclosed in Note 14 was immaterial to the overall financial statements and as such, the amounts were not required to be disclosed.

5.
Further to the above, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company assesses outstanding contingencies for recognition and/or disclosure for each interim reporting period and in accordance with ASC 450-20. As discussed in the previous response, the estimated range of reasonably possible losses, in aggregate, for the outstanding contingencies described in Note 14 for Form 10-K, were immaterial to the overall financial statements and as such, the amounts were not required to be disclosed. In future filings, the Company will disclose the estimated loss or range of loss, where material, pertaining to reasonably possible contingencies or state the estimate is immaterial in lieu of providing quantified amounts.
Amendment No. 1 to Form 10-K filed January 30, 2012
Item 11. Executive Compensation, page 6

6.
Please tell us, and revise future filings to describe in more specific detail, how you determined the amounts actually paid pursuant to the cash incentive plan, including which goals were achieved and which were not. It is currently unclear from your

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March 22, 2012

disclosure how you determined the amounts and percentages you mention. Please also tell us, and revise future filings to clarify, what is meant by the reference to payments of “unrestricted common stock” in lieu of cash.
Response:
As described on pages 8 through 10 of the Company’s amendment No. 1 to Form 10-K for the year ended September 30, 2011 filed with the Commission on January 30, 2011 (the “Form 10-K/A”) and the paragraphs below, under the Company’s 2011 Executive Incentive Plan (the “Incentive Plan”) each named executive officer was eligible to earn short-term incentive compensation awards (“Short-term Comp”) on a semi-annual basis if certain performance goals established by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) were achieved.
In connection with each short term incentive compensation plan adopted by the Company (including the Incentive Plan), the Compensation Committee sets a range of Short-term Comp that can be earned by each executive officer pursuant to such plan, expressed as a percentage of the named executive officer’s base salary that corresponds to the level of achievement of the performance goals. The low end of that range, referred to as the “threshold” percentage, is equal to the amount of compensation payable to the executive if the level of achievement of each performance goal applicable to the executive was at the minimum set by the Compensation Committee to be eligible to receive a payment for that goal under the Incentive Plan (referred to as the “threshold” level). Achievement of all performance goals at the “threshold” level would result in a Short-term Comp payout at the “threshold” percentage, which is designed to be less than the median Short-term Comp paid by the Company’s peer group. The middle of the range, referred to as the “target” percentage, is equal to the amount of compensation payable to the executive if the level of achievement of each performance goal applicable to the executive met the expectations set by the Compensation Committee (referred to as the “target” level). Achievement of all performance goals at the “target” level would result in a Short-term Comp payout equal to “target” percentage, which is designed to be the median Short-term Comp paid by the Company’s peer group. The high end of the range, referred to as the “maximum” percentage, is equal to the amount of compensation payable to the executive if the level of achievement of each performance goal applicable to the executive reached the high-end target set by the Compensation Committee for such goal. Achievement of all performance goals at the “maximum” level would result in a Short-term Comp payout at the “maximum” level, which is designed to be above to the median Short-term Comp paid by the Company’s peer group. Absent an exercise of discretion by the Compensation Committee, the total Short-term Comp paid to each executive would not exceed the “maximum” percentage and, in the event that the level of achievement of all performance goals was below the “threshold” level, no Short-term Comp payment would be made to the executive. For example (as noted on p. 9 of the Form 10-K/A), for the full-year fiscal 2011 the Short-term Comp range for each executive (expressed as a

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March 22, 2012

percentage of each executive’s base salary) under the Incentive Plan was as follows:

	Threshold	Target	Maximum
CEO	50.00%	100.00%	220.00%
Other NEOs	35.00%	70.00%	140.00%

The actual total amount of Short-term Comp payable to an executive depends on the level of achievement of each performance goal assigned to him. The performance goals are a mixture of Company-specific and business unit-specific goals, the per-executive composition of which is determined by the Compensation Committee. With respect to each executive, each performance goal assigned to that executive is given a weighting by the Compensation Committee that represents the percentage of the total Short-term Comp payable under the Incentive Plan to the executive if that performance goal is achieved. For example, (as noted on p. 9 of the Form 10-K/A) the weighting of the performance goals for each named executive officer for the first six months of fiscal 2011 under the Incentive Plan was as follows:

			Non-
		Non-GAAP	GAAP	Customer		Units
		Operating	Gross	Satisfaction	Cash	Shipped
	Revenue	Margin %	Margin %	Metric	Metric	Metrics

President and Chief Executive Officer; Vice President and Chief Financial Officer	30.00%	30.00%	20.00%	10.00%	10.00%	N/A

Executive Vice President and General Manager, Front-End Solutions	30% (based on business unit)	40% (20% based on corporate and 20% based on business unit)	N/A	10.00%	N/A	20.00%

Executive Vice President and General Manager, High Performance Analog	40% (20% based on corporate and 20% based on business unit)	20% (based on business unit)	20.00%	N/A	N/A	20.00%

Senior Vice President, Worldwide Operations	30.00%	30.00%	20.00%	10.00%	10.00%	N/A

The Compensation Committee then determines with respect to each performance goal the “threshold,” “target” and “maximum” levels of achievement, which correspond to the matching descriptions set forth above. For Company performance goals, the levels of achievement will be consistent across the executives to which such goals apply. The

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March 22, 2012

Compensation Committee sets the performance goals, weightings and “threshold,” “target” and “maximum” levels of achievement on a semi-annual basis.
At the end of each six month period, the Compensation Committee determines the total amount of Short-term Comp payable to each executive for such period by comparing the actual level of achievement of each performance goal assigned to such executive against the “threshold,” “target” and “maximum” levels of achievement that it set for that performance goal. The Compensation Committee determines the amount of Short-term Comp the executive is eligible to receive with respect to each performance goal as follows:

•
If the level of achievement for that performance goal falls below the “threshold” level, then the executive will not earn any Short-term Comp with respect to that performance goal (absent an exercise of discretion by the Compensation Committee).

•
If the level of achievement for that performance goal is equal to the “threshold,” “target” or “maximum” level, then the executive earns the product obtained by multiplying (i) the “threshold,” “target” or “maximum” percentage, as applicable, times (ii) the executive’s base salary for the relevant six month period times (iii) the weighting assigned to that performance goal.

•
If the level of achievement for the performance goal falls in between either the “threshold” and “target” levels or the “target” and “maximum” levels the executive would earn Short-term Comp equal to the Short-term Comp payable at the “threshold” or “target” level, respectively, plus a pro rata amount of the difference between the Short-term Comp payable for that performance goal at, respectively, the “threshold” and “target” levels or the “target” and “maximum” levels.

•
Absent an exercise of discretion by the Compensation Committee, if the level of achievement for the performance goal exceeds the “maximum” level, the executive will only earn the amount payable for achievement at the “maximum” level.

The computation of each executive’s Short-term Comp under the Incentive Plan is not a weighted average of the level of achievement across all performance goals, but rather an evaluation of each performance goal individually and a determination of the portion of the total eligible bonus allocated to that performance goal that can be earned.
The Incentive Plan stipulated that all payouts to executives under the Incentive Plan were conditioned upon the Company achieving a performance goal based on non-GAAP operating income margin (after accounting for any incentive award payments, including those to be made under the Incentive Plan) at the “threshold” level. In addition, pursuant

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March 22, 2012

to the terms of the Incentive Plan, actual payments for the first six month performance period are capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. Any amounts held back are subsequently paid after the end of the fiscal year provided that the financial performance established in the first six months of the year is sustained throughout the fiscal year and that the executive remains employed with the Company at the time of payment.
In future filings, the Company will describe in more specific detail, substantially along the lines set forth above, how the amounts actually paid as Short-term Comp are determined pursuant to its short term cash incentive plan. The Company will also use a chart similar to the one provided below to show the level of achievement of each Company-level performance goal that pertains to each named executive officer.

Fiscal 2011 Performance Goal Achievement - First Six Months

Exceeded Maximum
Exceeded Maximum
Exceeded Maximum
Maximum
Target
Threshold
Below Threshold
Revenue
Non-GAAP Operating Margin
Non-GAAP Gross Margin
Customer Satisfaction
Cash
Units Shipped

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As disclosed on pages 9 and 10 of the Form 10-K/A, the Compensation Committee, as permitted by the Incentive Plan, determined to pay the portion of each named executive officer’s Short-term Comp award that exceeded the “target” level in the form of “unrestricted common stock” in lieu of cash. In this context, the Company refers to “unrestricted common stock” as common stock of the Company that is not subject to any vesting, forfeiture, recapture or other restrictions. The Company uses the term “unrestricted common stock” because it believes that it will help investors and other readers of its public filings to distinguish these shares from certain performance based incentive awards of common stock granted to named executive officers which are subject to certain performance and time based vesting restrictions or other forfeiture or recapture restrictions (for example, grants of performance share awards of common stock as part of the Company’s long-term stock-based compensation programs). The Company’s performance share awards are also discussed in Item 11 of the Form 10-K/A. In future filings, the Company will include additional disclosure, as applicable, to clearly identify what it means by “unrestricted common stock.”

7.
We note from your disclosure that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective cash incentive payments, and that such targets appear to include financial measures applicable to your last-completed fiscal year. Please disclose those targets in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regskinterp. htm. In discussing how difficult or likely it will be to achieve the target levels or other

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March 22, 2012

factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Response:
The Company respectfully submits that for reasons of materiality to investors and competitive harm to the Company, it does not consider it appropriate to disclose the specific performance targets set by the Compensation Committee for purposes of determining the payouts under the Company’s short term incentive compensation plan, even on a historical basis. The Company believes that its position is justified by both Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (“CD&I 118.04”). The Company recognizes the importance of providing comprehensive disclosure concerning its compensation program to its investors and the public and, in determining what that disclosure should be, considers carefully the balance of the benefit and materiality of the information to investors and the competitive risk or harm that might come to the Company (and ultimately to the Company’s stockholders) as a result of disclosing the information.
Materiality Analysis
CD&I 118.04 states that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company's executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets.”
The Company believes that its current disclosure, together with its proposed disclosure noted above in its response to Comment No. 6 provides investors with the material information that comprises the material elements of the compensation of its named executive officers with respect to the short term compensation plan as required by Instruction 1 to Item 402 of Regulation S-K. Based on the current disclosure contained in the Form 10-K/A, investors can determine the structure of the short term incentive compensation plan, the possible range of short term incentive compensation payouts, the method by which the Compensation Committee determined the payout range, the actual short term incentive compensation paid, the performance goals used to determine the actual payout amount, the discretion afforded to the Compensation Committee to vary from the plan, the basis on which the Compensation Committee determines the target levels of the performance goals and the difficulty of achieving the performance goals. The Company believes that it has provided all material information necessary to gain a complete understanding of its compensation policies and decisions as it relates to its named executive officers, including with respect to its short term incentive compensation plan and does not believe that disclosing the specific quantitative targets for performance goals that it sets would provide its stockholders with a materially greater understanding

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of its short term incentive compensation plan.
Competitive Harm Analysis
CD&I 118.04 and Instruction 4 to Item 402(b) of Regulation S-K provide that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” Instruction 4 goes on to state that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) [(“FOIA”)] and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder” (“Exemption 4”).
Exemption 4 protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” matters from the broad public disclosure requirements of FOIA. For Exemption 4 to apply, each of the following three tests must be satisfied: (i) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (ii) such information must be obtained from a person, which includes a corporation; and (iii) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).
The term “commercial or financial information” should be given its ordinary meaning, such that records are commercial so long as one has a “commercial interest” in them. Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (additional citations omitted). The term “commercial” need not be confined to records that “reveal basic commercial operations.” Id. Information is commercial if it relates to commerce, trade or the pursuit of profit. See Id.; see also American Airlines, Inc. v. National Mediation Bd., 588 F.2d 863, 870 (2d Cir. 1978). The Company respectfully submits that the performance targets in question are indeed commercial in nature and that they would be obtained from a person, thereby satisfying prongs (i) and (ii) above.
As the federal courts have interpreted Exemption 4 under FOIA, commercial or financial information is “confidential” if it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 879 (D.C. Cir. 1992) (reaffirming National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C.

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Cir. 1974)), cert. denied, 507 U.S. 984 (1993). Evidence of “actual competition and a likelihood of substantial competitive injury” is sufficient to satisfy the “substantial harm” requirement. CNA Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987). It is not necessary to prove actual competitive harm from the release of information. Gulf & Western Industries, Inc., 615 F.2d at 530.
Actual Competition
As disclosed in the Form 10-K/A, the Company is an innovator of high reliability analog and mixed signal semiconductors. The wireless communications semiconductor industry in general and the sub-markets within that industry in which the Company competes in particular are extremely competitive. The Company currently faces significant competition in its markets and expects that intense price and product competition will continue.
Substantial Competitive Harm
The Company further advises the Staff that it has also relied on Instruction 4 of Item 402(b) of Regulation S-K to justify not disclosing specific quantitative targets under the Incentive Plan, even on a historical basis, because it believes that these targets constitute confidential commercial information, the disclosure of which would result in substantial competitive harm to the Company. In lieu of disclosing such targets, the Company has, in the Form 10-K/A, as required by Instruction 4 of Item 402(b) of Regulation S-K, provided a discussion of how difficult it will be for the executive and how likely it will be for the Company to achieve the undisclosed performance targets. The Company will expand this disclosure in future filings in the manner discussed below.
The Company believes that disclosure of its performance goals for revenue, non-GAAP operating margin, non-GAAP gross margin, customer satisfaction, cash, units shipped, design wins and other metrics that the Compensation Committee uses under the Company’s short term incentive compensation plan, even on a historical basis, would provide valuable information to the Company’s competitors, customers and suppliers about the Company’s expectations for its operations and performance which would not otherwise be publicly disclosed. The Company’s forecasting periods extend beyond the one year duration of the term of its short term incentive compensation plans and the performance goals, while tied to six month periods of performance, reflect and incorporate the longer term expectations, plans and judgments of management and the Company’s Board for the Company’s commercial and financial performance. As a result, even disclosing such performance goals on a historical basis could enable competitors to extrapolate the Company’s future plans, identify weaknesses in those plans and exploit them to their advantage by reallocating resources and shifting tactics to, among other things, acquire competitors or suppliers, increase R&D spending or sales and marketing expenses, attempt to accelerate new products to market or advertise in a manner to highlight weaknesses. Further, by reviewing such information over a period of several

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years and comparing it to actual results, competitors could gain even more useful insight into the behavior of the Company by understanding how it reacts to performance that was better or worse then its own expectations, including how the Company allocates and deploys resources, changes its pricing methodology and interacts with suppliers and service providers and could use that data set to predict the Company’s behavior in the future.
The Company’s compensation practices and information are also competitively sensitive and could be used by a competitor when recruiting and/or seeking to attract the Company’s executives. If the Company were required to disclose the specific targets, its competitors would know precisely how the various performance metrics would affect its executives’ overall compensation and could design more attractive compensation packages designed to lure away the Company’s executives or other top talent.
Set forth below is a list of each of the performance goals used by the Compensation Committee to evaluate the performance of the Company’s executives under the Incentive Plan and the further reasons that the Company believes that disclosure of that performance goal, even on a historical basis, would cause substantial competitive harm.

•
Revenue. The “revenue” performance goal is based on the Company’s reported GAAP revenue. Disclosing the revenue performance goal target levels would cause substantial competitive harm to the Company because it would provide the Company’s competitors with insight into the Company’s market growth expectations and acquisition strategy, which they could use, for example, to guide timelines for development of competing products or changing pricing strategy. The Company’s competitors would be able to both predict the areas of growth the Company was targeting and the means by which the Company expected to achieve that growth. For example, if the range of performance target levels for revenue reveal a more aggressive revenue growth rate than the Company’s competitors were predicting and the higher performance goal targets for non-GAAP gross margin also reveal higher than historical margins, the Company’s competitors could discern, in the context of other information available in the market, that the Company was targeting an acquisition or was investing in a new growth area. This could spur the Company’s competitors, who would likely have a working understanding of the new areas for growth in the Company’s industry, but who otherwise might not have intended to act, to increase their efforts to capture market share or seize a first-mover advantage or who are aware of the strategic acquisition opportunities in the industry, to pursue an opportunistic acquisition or advance their review of potential targets.

Also, knowledge of whether the range of revenue performance goal targets was narrow or broad could give the Company’s competitors insight into the Company’s expectations for sources of revenue in the future. If the Company disclosed a broad range for the prior fiscal year, the Company’s actual revenue came in at the low end

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of the range and the Company did not announce any new products or new acquisitions, the Company’s competitors could, in connection with other information available in the market and their own internal information determine that the Company had expected to launch a new product, seize additional market share or complete an acquisition. The Company would be harmed because the Company’s competitors could then expand their sales and marketing and/or research and development efforts to exploit this information to gain a first mover advantage.

•
Non-GAAP Operating Margin and Non-GAAP Gross Margin. Disclosure of either non-GAAP operating margin or gross margin performance goals could cause the Company to suffer substantial competitive harm because of the product development and pricing flexibility information that it would provide to competitors, customers and suppliers.

For example if actual non-GAAP gross margin and operating margin were at the lower end of the range of target levels for the performance goal, then, by viewing those goals in the context of the other information available in the market and their own internal knowledge, the Company’s competitors could conclude that the Company was intending to launch a new product with expected high gross and operating margins but that the launch was delayed or that research and development expense were more costly than expected, signaling the development of new products that had not yet been launched. Competitors possessing this information would then understand that the Company would be vulnerable to price reductions in other products and could position their existing products as value brands with lower prices to increase market share or could speed development of new products and purposely undercut pricing to gain market acceptance and build market share.
In addition, by comparing actual non-GAAP gross margin and operating margin to the range of performance targets the Company’s competitors could, to the extent that actual performance was near the top of the range, present that information to the Company’s customers as evidence of high pricing or, to the extent that actual performance was near the bottom of the range, could deliberately set prices on products lower in an effort to drive the Company from the market because of unsustainable margins. Competitors with a product portfolio similar to that of the Company, and an understanding of the industry average margins for most products could interpret a range with a high maximum target level as an expectation of higher margins from certain products outside of its portfolio and seek to enter into those more profitable markets itself.
The Company’s customers and suppliers may interpret a wide range of performance targets for non-GAAP gross margin or operating margin as an indication that the Company has significant flexibility in the pricing terms that it will deem acceptable and may use that to bargain for lower product prices, in the case of customers, or higher prices, in the case of suppliers.

United States Securities And Exchange Commission
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•
Customer Satisfaction. The Customer Satisfaction performance goal is based on the Company’s actual performance with respect to both the timeliness of shipments to customers and reduction in returned products over a specified period of time. The Company does not disclose customer satisfaction metrics externally under any other circumstances. The Company would suffer substantial competitive harm by disclosing the targets and results for this performance goal because of the leverage it would give customers in contract and pricing negotiations and the advantage it would give competitors in trying to attract existing and win new customers. By disclosing both the Company’s range of performance goal targets and actual performance in customer service, the Company’s competitors could tailor their customer proposals and gain an advantage at securing new customer business or attracting existing customer business by promising better service levels or better pricing and similar service levels. Further, to the extent that the customer service experience of an individual customer falls below the overall level of customer satisfaction performance, the stated performance goal targets are below the expectations of prospective customers or the range of performance goals that would trigger satisfactory performance by the Company is deemed by a customer to be unduly broad, existing customers would demand pricing concessions or additional service enhancements at no cost to them and new customers may be less inclined to engage the Company because of a negative stigma attached to poor customer service.

•
Cash. The Cash performance goal is based on the Company’s cash generated during each six month period as measured by the number of times that inventory is turned over during the period. The Company would suffer a substantial competitive harm if it was required to disclose the targets and actual results for this performance goal because of the ability of the Company’s competitors to use such information to gain market share by managing their own inventory in a way to ensure greater product availability and decreased order fulfillment time as compared to those targeted by the Company.

•
Design Wins. The Design Win performance goal is based on the total number and the quality or difficulty of achievement of a pre-established list of design/installation projects awarded to or contracted by the Company. To establish the performance goal targets, the Compensation Committee establishes a list of design projects that will be targeted. In order for any disclosure of the performance goal to be meaningful, the Company would need to disclose the names of the customers and the design projects being targeted and the degree of difficulty assigned to that project. The Company does not otherwise disclose this information, is not required to disclose this information and in many cases is contractually prohibited from disclosing this information. Clearly, the Company would suffer substantial competitive harm by disclose the names of its customer and design project targets and the priority that the Company is placing on securing each such project, even on a historical basis, because the Company’s competitors compete for the same

United States Securities And Exchange Commission
March 22, 2012

customers and in the event that the Company does not win a design project during a period specified for its short term incentive compensation program the Company does not necessarily abandon its pursuit for that design project in future periods. Further, even in a case where the Company has disclosed that it has secured the design win, competitors may still have incentive to attempt to replace the product the Company is supplying. Depending on how important the Company’s competitors deem these design projects, they could reallocate resources either to the design projects where the Company has assigned a higher level of priority to ensure they compete effectively (either for that design project or future design projects with that customer) or could reallocate resources to increase the resources spent on design projects the Company has prioritized lower with the hope of securing easy victories (either for that design project or future design projects with that customer). Disclosing the list of prioritized design projects could lead to reputational harm for the Company in the eyes of a customer who believes insufficient time was spent on their design project because of a low (or no) ranking or because the Company violated written or implied obligations of confidentiality. Further, disclosing even the total number of design wins could provide competitors with information regarding the Company’s sales and marketing plans, including whether they are focusing on a small number of high revenue contracts or a larger number of lower revenue contracts and could give the competitor an advantage when trying to decide which customers to compete for.

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Units Shipped. The Units Shipped performance goal is based on the aggregate number of certain specified products shipped by the Company over a specified period of time. The Company would suffer substantial competitive harm if it was required to disclose the targets and actual results for this performance goal because of the insight into the Company’s sales and marketing plans it would provide to the Company’s competitors, thereby allowing them to better deploy their own sales and marketing resources to capture market share. If the Company disclosed its actual units shipped, broken down by product category or type, when reviewed in the context of the Company’s actual revenue, non-GAAP gross margin and non-GAAP operating margin and other information available to the competitor in the marketplace, a competitor could determine whether the Company was focused on high margin/low volume business or the opposite and could more effectively deploy resources to compete in areas where the competitor has an advantage and could gain market share. It could further provide competitors with insight into the Company’s pricing strategies when viewed in connection with other information available in the market and gained privately by the competitor. When combined with the Company’s actual inventory turnover, a competitor could understand further the Company’s supply chain challenges and use that information to better position itself with customers as a more reliable source of product. The breadth of the range of performance goal targets and the Company’s actual performance against that range, when combined with other information available to the competitor, would allow the competitor to know if a new product was successfully launched, a product gained

United States Securities And Exchange Commission
March 22, 2012

expected levels market acceptance or whether an acquisition expected to increase units shipped was not consummated.
The Compensation Committee also establishes business unit level versions of the performance goals listed above to evaluate the performance under the Incentive Plan of the Company’s executives in charge of those business units. Each of the substantial competitive harms described above would also be suffered by the Company, and to an even greater magnitude, in the event that it was required to disclose these performance goals at an even more granular level. Disclosing any of the above mentioned performance goals at the business unit level would give crystal clear insight to the Company’s competitors about the business plan and strategy of the Company, which would result in substantial competitive harm to the Company.
After consideration of specific facts and circumstances outlined above, the Company concluded that the disclosure of the targets on a historical basis would cause competitive harm by revealing confidential and commercially sensitive information around the Company’s expectations and objectives for financial, operational, product and business performance considerations. The Company believes that the disclosure of specific targets is not necessary for an understanding of its compensation policies and decisions and would place it at a significant competitive disadvantage.
Disclosure Requirements
The Company acknowledges that to the extent that it is appropriate to omit specific targets or performance objectives, it is required to provide, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, a discussion how difficult it will be for the executive and how likely it will be for the Company to achieve the undisclosed performance target levels. The Company believes that it has discussed how difficult or likely it will be to achieve target levels, without disclosing information that possesses a reasonable risk of competitive harm. The following are excerpts from the Form 10-K/A, demonstrating this disclosure:

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“The target financial performance metrics established by the Compensation Committee under the Incentive Plan are based on our historical operating results and growth rates as well as our expected future results, and are designed to require significant effort and operational success on the part of our executives and the Company.” (Page 10)

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“The maximum financial performance metrics established by the Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Committee believes should be rewarded.” (Page 10)

In future filings, the Company plans to provide additional disclosure to enhance the explanation of the level of difficulty of achieving the performance goal targets by comparing the levels of the target performance goals against historical levels and actual results achieved. The following is an example of that disclosure:

United States Securities And Exchange Commission
March 22, 2012

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The “target” level performance goals established by the Compensation Committee are based on the Company’s historical operating results and growth rates as well as the Company’s expected future results, and are designed to require significant effort and operational success on the part of the Company’s executives and the Company. The “maximum” financial performance metrics established by the Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Committee believes should be rewarded. Financial performance metric goals are set with the expectation that the “target” level will be higher than the consensus analyst estimates for the Company. The “target” level for non-financial performance goals are set with the expectation that actual results in the prior six month period will be exceeded. With respect to each performance goal for the first six months of fiscal 2011, the “threshold” level performance goals were higher than the Company’s actual results for the previous six month period and the “maximum” level performance goals for the same six month period in 2010, except for Customer Satisfaction, where the “threshold” level performance was higher than the “target” level of performance and except for the Cash performance target, which was approximately the same as in the same six month period in 2010. With respect to each comparable performance goal for the second six months of fiscal 2011, the “threshold” level performance goals were higher than the “maximum” level performance goals for the same six month period in 2010, except for Customer Satisfaction, where the “threshold” level performance goal was higher than the “target” level of performance.

Conclusion
The Company has carefully evaluated the need for investors to be provided with sufficient information about the Company’s compensation program against the need for the Company to protect competitive information from disclosure that would otherwise have a negative impact on the Company’s competitive position, and in good faith believes that on balance the negative impact on the financial performance of the Company resulting from a disclosure of competitive, confidential information outweighs the added benefit to stockholders of increasing the overall mix of information available to an investor. The Company respectfully submits that the level of disclosure it has provided combined with the enhanced disclosure that the Company will provide in the future in response to Comment No. 6 in this letter provide a sufficient amount of information to the Company’s investors and the public about the purpose, function and performance of the Company’s short term incentive compensation program.
Form 10-Q for the period ended December 30, 2011
Liquidity and Capital Resources, page 16

8.	Please tell us, and revise future filings to explain, the reasons underlying the changes in your sources and uses of cash. For example, you attribute decreased cash from investing

United States Securities And Exchange Commission
March 22, 2012

activities to “lower capital expenditure activity,” but it is unclear why those expenditures were lower as compared to the prior-year period.
Response:
In future filings, the Company will revise its disclosures to explain the underlying reasons for material sources and uses of cash. For example, during the three month period ended December 30, 2011, the Company invested $6.4 million in capital expenditures as compared to $37.0 million during the three months ended December 31, 2010. Capital expenditures for the prior comparative period were significantly higher as the Company invested in expanding assembly and test capacity at its manufacturing facilities in anticipation of accelerating demand.
In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company’s annual meeting is scheduled to be held on May 10, 2012, and, accordingly, the Company expects to file its proxy statement for that meeting on or about April 6, 2012.
If you require additional information, please telephone the undersigned at 781-376-3026 or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3099.

Very truly yours,
/s/ Donald W. Palette

Donald W. Palette
Chief Financial Officer
cc:    Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Ian R. Kaminski, Esq.